Exhibit 1.02

Tata Motors Limited

Conflict Minerals Report

for the year ended December 31, 2013

This Conflict Minerals Report (“CMR”) of Tata Motors Limited (“TML”, “we”, “us”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Capitalized terms used but not defined herein have the meanings set forth in our Specialized Disclosure Report on Form SD for the year ended December 31, 2013 (“SD Report”). Except as otherwise expressly indicated, this CMR includes information pertaining to the manufacturing activities of TML in India (“TML India”) and those of its significant vehicle manufacturing subsidiaries, JLR and TDCV.

Section 1: Products Overview

TML manufactures and sells a range of automobiles and automotive products in the following segments:

•	Passenger

•	Utility

•	Light Commercial

•	Medium Commercial

•	Heavy Commercial

TML’s automotive vehicles and products are manufactured using a variety of materials and components. Based on an internal assessment, TML has determined that certain Conflict Minerals may be necessary to the functionality or production of the components and materials used in products manufactured or contracted to be manufactured by TML.

Section 2: Supply Chain Overview

Although many of its products and their components may contain Conflict Minerals, TML does not purchase ore or unrefined Conflict Minerals from mines and is many steps removed in the supply chain from the mining of Conflict Minerals. As a consequence, TML relies on its suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to it, including with respect to sources of Conflict Minerals that are supplied to it by sub-tier suppliers.

TML’s manufacturing operations comprise:

•	Seven manufacturing units in India associated with operations of TML India, which procured in excess of 80,000 different components from 1479 direct suppliers during the year ended December 31, 2013, the majority of which suppliers are located in India;

•	Three manufacturing units in the United Kingdom and one assembly plant in India associated with operations of JLR, which procured in excess of 100,000 different components from 715 direct suppliers during the year ended December 31, 2013, the majority of which suppliers are located in Europe; and

•	One manufacturing unit in South Korea associated with operations of TDCV, which procured in excess of 20,000 components from 286 direct suppliers during the year ended December 31, 2013, the majority of which suppliers are located in South Korea.

TML has commenced educating its supplier base regarding the Conflict Minerals disclosure requirements through online portals (Supplier Relationship Management (“SRM”), Achilles Automotive and i-point), vendor council meetings and communications by senior procurement executives. In accordance with the OECD Guidance, TML also intends to adopt a supply chain policy on Conflict Minerals in a form substantially similar to that set forth below.

Tata Motors Limited Supply Chain Conflict Minerals Policy

Commitment to Sourcing Responsibly

Tata Motors Limited (“TML”) is committed to sourcing products and materials from companies that share its values around human rights, ethics and environmental responsibility. Consistent with the spirit of related laws, rules and regulations regarding responsible sourcing and conflict minerals, including those promulgated under U.S. law, TML is committed to sourcing minerals in a responsible manner.

TML supports laws which aim to prevent the use of Conflict Minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (“DRC”) or other covered countries1. “Conflict Minerals” include: columbite-tantalite (also known as coltan), cassiterite, gold and wolframite and their derivatives, being tantalum, tin and tungsten, and any other minerals specified from time to time.

Tata Motors Limited Supplier Expectations

•	TML requires its suppliers to engage in due diligence of their supply chains in accordance with an internationally recognized framework, such as the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

•	TML requires its suppliers to understand and report the source of the materials constituting their parts supplied to TML. Further, TML encourages its suppliers to source responsibly with certified conflict-free smelters, wherever possible, to increase TML’s level of confidence that the parts in its vehicles are sourced responsibly.

•	Suppliers currently sourcing minerals with suspected links to the covered countries may continue to do so as long as they continue to exhibit efforts to trace the exact origin of Conflict Minerals used in the components supplied to TML.

•	Elimination of procurement, as and when commercially practical, of products containing Conflict Minerals obtained from sources that fund or support armed conflict in the covered countries.

TML may reconsider its willingness to partner with suppliers that fail to comply with this Conflict Minerals Policy.

Suppliers and other external parties are encouraged to contact TML at ConflictMinerals@tatamotors.com, if they wish to seek guidance on this Conflict Minerals Policy or report concerns.

1	Covered countries are defined under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 to include the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia.

Section 3: Reasonable Country of Origin Inquiry

TML performed its RCOI procedures with respect to manufacturing operations and suppliers of TML India, JLR and TDCV, which together represented substantially all of TML’s consolidated revenues for the fiscal year ended March 31, 2014.

Each of TML India, JLR and TDCV used the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative questionnaire (the “GeSI Questionnaire”) as the template for inquiries to their supplier base. However, each of these entities followed individualized procedures in reaching out to their respective supplier base as part of this exercise. The procedures followed by each entity are described below.

TML India RCOI process

The operations department of TML’s Purchasing & Supply Chain division was designated with the responsibility of communicating with suppliers of TML India for purposes of the RCOI process. TML’s operations department developed training materials, which were provided along with the GeSI questionnaire to all direct material and component suppliers of TML India through the SRM portal.

JLR RCOI process

JLR’s Purchasing Strategy & Business Office team is responsible for supplier risk and sustainability management and has the lead role in addressing the Conflict Minerals reporting requirements as applicable to JLR, with support from the Product Development Department, which is responsible for the maintenance of the International Materials Database System used by JLR for collection, maintenance, analysis and archiving of data relating to automotive manufacturing. The website of the International Materials Database System (“IMDS”) is located at https://www.mdsystem.com/imdsnt/startpage/index.jsp. The information contained in that website is not a part of this CMR.

JLR has utilized IMDS data to identify potential suppliers delivering components containing Conflict Minerals, and determined that more than 50% of the components procured by JLR and used in the manufacture of JLR automobiles in the year ended December 31, 2013 contained Conflict Minerals. JLR has distributed the GeSI Questionnaire to all of its strategic production suppliers, either directly and/or using third party platforms such as Achilles Automotive and i-point.

TDCV RCOI process

TDCV identified 153 direct material suppliers based on its determination of components that may contain Conflict Minerals. Each of these suppliers was contacted and requested to submit a response to the GeSI Questionnaire.

RCOI Results

On a consolidated basis, a majority of TML’s suppliers are in the process of responding to the GeSI Questionnaire. TML and its subsidiaries are currently in the process of verifying the RCOI response data for 2013, and hence the status on sourcing of Conflict Minerals from the DRC and other covered countries is “unknown” at the consolidated entity level for the year ended December 31, 2013.

TML’s subsidiaries under consideration requested recycle/scrap information as a part of their RCOI survey process. Some suppliers indicated that a portion of the Conflict Minerals they supplied was sourced from recycle/scrap suppliers.

The results of the RCOI process for each of TML India, JLR and TDCV are described in further detail below:

TML India RCOI results

The collection of RCOI data was received at a company level and cannot be attributed to a specific product or product-category level.

83 out of the 1479 direct material and component suppliers that were queried, including certain high category procurement spend suppliers, responded to the GeSI Questionnaire on or prior to the date of this CMR, representing approximately 15% to 20% of TML India’s total procurement expenditures for the year ended December 31, 2013. Of the responding suppliers,

•	67 responded that they do not supply components containing any Conflict Minerals;

•	15 responded that their components include one or more Conflict Minerals; and

•	One responded that it was not aware of whether the products it supplied contained Conflict Minerals.

JLR RCOI results

The collection of RCOI data was received at a company level rather than specific product or product category level. 90 out of the 583 of JLR’s strategic production suppliers that were queried, including certain high category procurement spend suppliers, responded to the GeSI Questionnaire on or prior to the date of this CMR. Of the responding suppliers,

•	63 responded that they do not supply components containing any Conflict Minerals; and

•	27 responded that their components include one or more Conflict Minerals.

TDCV RCOI results

The collection of RCOI data was received at a company level and cannot be attributed to a specific product or product-category level.

127 out of the 153 suppliers queried, including certain high category procurement spend suppliers, responded to the GeSI Questionnaire on or prior to the date of this CMR. Of the responding suppliers,

•	77 responded that they do not supply components containing any Conflict Minerals; and

•	50 responded that their components include one or more Conflict Minerals.

Section 3: Due Diligence Process

TML is continuing to follow up with suppliers who have not responded to the GeSI Questionnaire as of the date of this CMR, or whose responses have otherwise been insufficient for TML to determine the origin of the Conflict Minerals used in its products.

TML intends to further develop and refine its due diligence procedures and measures, such that they conform in material respects to the OECD Guidance. The OECD Guidance sets forth the following five steps for establishing a responsible supply chain: (i) establishing strong company management systems, (ii) identifying and assessing risks in the supply chain, (iii) designing and implementing a strategy to respond to identified risks, (iv) carrying out independent third party audit of supply chain due diligence at identified points in the supply chain, and (v) reporting annually on supply chain due diligence. TML’s initiatives with respect to each of these aspects are described further below:

(i)	Establish strong company management systems:

•	TML intends to adopt a Conflict Minerals policy that is applicable to its supply chain in substantially the form mentioned above.

•	Teams at each of TML India, JLR and TDCV have been assigned responsibility for creating, supervising and enforcing the supply chain due diligence process. TML intends to establish a formal Conflict Minerals program management and governance structure, which it anticipates will include cross-functional team members. TML also intends to develop training materials and communication plans to further educate its internal team members on the Conflict Minerals disclosure requirements.

(ii)	Identify and assess risks in the supply chain:

•	TML has identified that several components used in the manufacture of its automotive products may contain Conflict Minerals. As described above, TML has reached out to the majority of its direct suppliers using the GeSI Questionnaire.

•	Based on the responses to its GeSI Questionnaire, TML understands that certain components and materials used in the manufacture of its products may contain Conflict Minerals, and recognize that there may be a risk that Conflict Minerals used in its products may have originated in the covered countries.

(iii)	Design and implement a strategy to respond to identified risks:

TML India, JLR and TDCV have implemented actions they deem appropriate in an effort to mitigate risks in their supply chains, including:

•	Following up with direct suppliers who have not responded to the GeSI Questionnaire as of the date of this CMR, or whose responses have otherwise been insufficient for TML to determine the origin of the Conflict Minerals used in its products;

•	Verifying the collected responses and planning inquiries about any discrepancies in the answers provided;

•	Educating their respective suppliers about the Conflict Minerals disclosure requirements through online portals, vendor council meetings and direct communications by senior procurement executives; and

•	Reporting on the status of the RCOI and related due diligence findings to the respective Purchasing & Supply Chain divisions of TML India, JLR and TDCV, which would be respectively developing actions to mitigate the supply chain risks identified in consultation with relevant stakeholders.

(iv)	Carry out independent third party audit of supply chain due diligence at identified points in the supply chain:

•	As a downstream supplier of finished products, TML has no direct commercial relationships with smelters or the mines where the Conflict Minerals are extracted, which would enable TML to carry out an independent third party audit. For production during the year ended December 31, 2013, TML has not received adequate information from its direct suppliers regarding the identity of particular smelters from which the minerals were sourced.

(v)	Report annually on supply chain due diligence:

•	TML has prepared and filed this CMR to disclose the measures taken to determine the source and chain of custody of Conflict Minerals that may be contained in TML’s products, as well as the due diligence process TML proposes to follow in addition to the steps already taken and mentioned in this CMR. This CMR is available on TML’s website at http://www.tatamotors.com/investors/investors.php. The information contained in that website is not a part of this CMR.

Due Diligence Results

Description of the facilities and country of origin

Due in part to its complex supply chain and being multiple tiers away from mines, smelters and refineries, the responses received by TML prior to the date of this CMR have provided limited clarity as to the precise country of origin of Conflict Minerals used in TML’s products during the year ended December 2013. As a result, TML is unable to disclose specific information regarding the facilities and country of origin pertaining to the Conflict Minerals used in the manufacture of its products. TML intends to disclose the relevant information once more reliable and complete data is available from its suppliers.

Efforts to determine the mine or location of origin

TML is continuing to liaise with its direct suppliers as it determines reasonable to obtain further information regarding the specific origin from which the Conflict Minerals used in its products are sourced. TML also intends to implement additional due diligence processes in compliance with the OECD Guidance in order to ensure compliance with the Conflict Minerals disclosure requirements in subsequent years.

Actions taken to address due diligence issues

TML intends to continue to develop and implement its Conflict Minerals compliance program and to work with suppliers to examine their supply chains for purposes of tracing the origin of Conflict Minerals used in the manufacturing or production of its products.

Section 4: Independent Audit

In accordance with the requirements of Rule 13p-1 and applicable guidance from the staff of the Securities and Exchange Commission, TML is not required to obtain an independent private sector audit of this CMR for the year ended December 31, 2013.

Additional information on this report can be obtained by contacting TML at: conflictminerals@tatamotors.com

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